abrdn ETFs

1900 Market Street, Suite 200

Philadelphia, PA 19103

September 12, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: abrdn ETFs (the “Trust”); File Nos. 811-22986 and 333-198170

Ladies and Gentlemen:

On behalf of the Trust, please find enclosed the following documents for filing pursuant to Rule 17g-1 (the “Rule”) of the Investment Company Act of 1940, as amended (the “1940 Act”):

1.	A copy of Investment Company Blanket Bond No. B080141967P25, a single insured bond in the amount of $2,075,000 (the “Bond”); and

2.	Resolutions adopted by a majority of the Trustees who are not “interested persons” of the Trust, as defined by Section 2(a)(19) of the 1940 Act, at a meeting of the Board held on March 10, 2025, approving the form and amount of the Bond.

A premium of $9,000 was paid for the Bond for the period commencing April 27, 2025 and ending April 27, 2026.

abrdn ETFs

/s/ Megan Kennedy

Megan Kennedy

Secretary

Section B - Crime Policy

Declarations

Policy Number:	B080141967P25

Item 1.	Named Insured:	Aberdeen Standard Bloomberg All Commodity Longer Dated Strategy K-1 Free ETF (BCD)
Aberdeen Standard Bloomberg All Commodity Strategy K-1 Free ETF (BCI)
abrdn Bloomberg Industrial Metals Strategy K-1 Free ETF (BCIM)

	Principal Address:	1900 Market Street, Suite 200, Philadelphia PA 19103, USA.

Item 2.	Policy Period:	From: 27th April, 2025 To: 27th April, 2026

both days at 12:01 a.m. local time at the Principal Address stated in Item 1 above.
Item 3.	Limit of Liability:	USD 2,075,000 in the aggregate.
Item 4.	Single Loss Limit:	USD 750,000, each Single Loss reducing to:

4.1	USD 100,000 each Single Loss under Insuring Agreement 1.8 (Stop Payment Order Liability);

4.2	USD 100,000 each Single Loss under Insuring Agreement 1.9 (Uncollectable Items of Deposit); and

4.3	USD 100,000 each Single Loss under Insuring Agreement 1.10 (Audit Expense); and

4.4	USD 100,000 each Single Loss under Insuring Agreement 1.11 (Unauthorized Signatures); and

4.5	USD 100,000 each Single Loss in respect of the cover provided by sub-clause (e) of the definition of Computer or Telephonic Fraud.

Willis Limited B080141967P25	Page 1

Item 5.	Sub-Limits:	The following sub-limit applies to the stated cover.
Insuring Agreement 1.13 (Fraudulent Retention of Funds or Property):
NONE in the aggregate
The amount shown above shall be a part of, and not in addition to, the Limit of Liability.

Item 6.	Single Loss Deductible:	USD 25,000, increasing to:

6.1	USD 25,000 each Single Loss under Insuring Agreement 1.8 (Stop Payment Order Liability);

6.2	USD 25,000 each Single Loss under Insuring Agreement 1.9 (Uncollectable Items of Deposit); and

6.3	USD 25,000 each Single Loss under Insuring Agreement 1.10 (Audit Expense); and

6.4	USD 25,000 each Single Loss under Insuring Agreement 1.11 (Unauthorized Signatures).

Item 7.	Premium:	Included in the premium set forth in the Declarations for Section A.
Item 8.	Amount of Fund Assets:	$1,519,098,195
Item 9.	Responsible Person:	The First Named Insured’s Chief Compliance Officer (or designated alternate).
Item 10.	Prior Policy:	Policy Number B080141967P24.

Willis Limited B080141967P25	Page 2

Section B - Crime Policy

The Insurer hereby undertake and agree, in consideration of the payment, or promise to pay, to the premium specified in the Declarations to indemnify the Insured for Loss Discovered during the Policy Period or the Extended Reporting Period (if applicable), up to an amount not exceeding the Limit of Liability, to the extent and in the manner provided in this policy.

1. Insuring Agreements

1.1	Fidelity

Loss resulting from dishonest or fraudulent acts or Theft committed by an Employee acting alone or in collusion with others.

However, with regards to Loans and Trading, such dishonest or fraudulent acts or Theft must be committed by the Employee with the intent to obtain financial benefit for:

(a)	the Employee; or

(b)	any person or organization in collusion with such Employee; or

(c)	any other person or organization (who were not a counterparty) intended by such Employee to make an improper financial benefit.

As used in this Insuring Agreement, “financial benefit” does not include any employee benefits earned in the normal course of employment including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions other than bonuses, commissions or profit sharing paid to an Employee for a specific transaction with which such Employee was involved and in respect of which that Employee had committed a dishonest or fraudulent act covered under this policy.

1.2	On Premises

(a)	Loss resulting from the physical loss of, destruction of, damage to, or mysterious unexplainable disappearance of Property while such Property is lodged or deposited within offices or premises located anywhere.

(b)	Loss resulting from the loss of or damage to:

(i)	furnishings, fixtures, supplies or equipment within an office of the Insured covered under this policy resulting directly from larceny or theft in or by burglary or robbery of such office, or attempt thereat, or by vandalism or malicious mischief; or

(ii)	such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief,

provided that:

1)	the Insured is the owner of such furnishings fixtures, supplies, equipment, or office or is liable for such loss or damage; and

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2)	the loss is not caused by fire.

1.3	In Transit

Loss resulting from the physical loss of, destruction of, damage to, or mysterious unexplainable disappearance of Property while such Property is in transit anywhere.

Special Condition

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the transporting person or organization and ends immediately upon delivery to the designated recipient or its agent.

1.4	Forgery or Alteration

Loss resulting from:

(a)	Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of funds or Property, Certificate of Deposit or Letter of Credit;

(b)	transferring, paying, redeeming or delivering funds or Property or establishing any credit or giving any value on the faith of any written or printed instructions, advices, requests or applications directed to the Insured or any Financial Organization acting on behalf of the Insured, which instructions, advices, requests or applications purport to have been signed or endorsed by:

(i)	any customer or client of the Insured;

(ii)	any shareholder of or subscriber to shares issued by any Fund; or

(iii)	any Financial Organization,

but which instructions, advices, requests or applications either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer, client, shareholder, subscriber Financial Organization;

(c)	any Financial Organization transferring, paying, redeeming or delivering funds or Property or establishing any credit or giving any value on the faith of any written or printed instructions, advices requests or applications which instructions, advices, requests or applications purport to have been signed by or on behalf of the Insured or by a Financial Organization acting on behalf of the Insured but which instructions, advices, requests or applications either bear a signature which is a Forgery or have been fraudulently altered.

Special Condition

For the purposes of this Insuring Agreement 1.4, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Willis Limited B080141967P25	Page 4

1.5	Securities

Loss resulting from the Insured, or any Financial Organization acting on behalf of the Insured, having in good faith for its own account or for the account of others:

(a)	acquired, sold or delivered, or given value, extended credit or assumed liability on the faith of any original:

(i)	Certificated Security;

(ii)	deed, mortgage or other instrument conveying title to or creating or discharging a lien upon real property;

(iii)	Evidence of Debt;

(iv)	Instruction to an Issuer; or

(v)	Statement of Uncertificated Security,

which

(1)	bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a forgery; or

(2)	is altered; or

(3)	is lost or stolen;

(b)	guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee or any items listed in (i) through (v) above;

(c)	acquired, sold or delivered, or given value, extended credit or assumed liability on the faith of any item listed in (i) through (v) above which is counterfeit.

Special Condition

For the purposes of this Insuring Agreement 1.5, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

1.6	Counterfeit Currency

Loss resulting from the receipt or acceptance by the Insured, in good faith, of:

(a)	any money orders which prove to be Counterfeit or to contain an alteration; or

(b)	any Counterfeit Money of any country.

1.7	Computer or Telephonic Fraud and Malware Loss resulting from:

(a)	Computer or Telephonic Fraud; and/or

(b)	the modification or deletion of any Electronic Data or Computer Program due to Malware.

Special Condition

It is agreed that:

1)	those Electronic Communications which are transmitted through touch tone telephone communication systems or by telex, TWX or telefacsimile; and

Willis Limited B080141967P25	Page 5

2)	all Telephonic Communications, must be Tested.

1.8	Stop Payment Order Liability

Loss resulting from any and all sums which the Insured shall become obligated to pay by reason of liability imposed upon the Insured by law for damages:

(a)	for having either complied with or failed to comply with any written notice of any customer or client of the Insured, any shareholder of or subscriber to shares issued by any Fund or any authorized representative of such customer, client, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, client, shareholder or subscriber or any authorized representative of such customer, client, shareholder or subscriber; or

(b)	for having refused to pay any check or draft made or drawn by any customer or client of the Insured, any shareholder of or subscriber to shares issued by any Fund or any authorized representative of such customer, client, shareholder or subscriber.

1.9	Uncollectable Items of Deposit Loss resulting from:

(a)	payments of dividends or fund shares, or withdrawals permitted from an account of a customer or client of the Insured or any shareholder of or subscriber to shares issued by any Fund based upon uncollectible items of deposit of a customer, client, shareholder or subscriber credited by the Insured or the Insured’s agent to the Mutual Fund Account of such customer, client, shareholder or subscriber; or

(b)	any item of deposit processed through an automated clearing house which is reversed by a customer or client of the Insured or a shareholder of or subscriber to shares issued by any Fund and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed fifteen per cent (15%) of the uncollectible items which are deposited.

This Insuring Agreement applies to all Mutual Funds with “exchange privileges” if all Fund(s) in the exchange program are insured by a National Union Fire Insurance Company of Pittsburgh, PA for uncollectible items of deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

1.10	Audit Expense

Loss resulting from expense incurred by the Insured for that part of audits or examinations required by any governmental regulatory authority or Self-Regulatory Organization to be conducted by such governmental regulatory authority or Self-Regulatory Organization or by an independent accountant or other person, by reason of the discovery of Loss sustained by the Insured and covered by this policy.

1.11	Unauthorized Signatures

Loss resulting from the Insured having accepted, paid or cashed any check or withdrawal order made or drawn on an account of a customer or client of the Insured or any shareholder of or subscriber to shares issued by any Fund which bears the signature or endorsement of one other than a person whose name and signature is on file with the Insured as a signatory on such account.

Willis Limited B080141967P25	Page 6

Special Condition

The Insured shall have on file signature of all persons who are signatories on such account.

1.12	Larceny and Embezzlement

Loss and costs directly arising from larceny and embezzlement, covering each officer and employee of the Insured, who may singly, or jointly with others, have access to securities or funds of the Insured, either directly or through authority to draw upon such funds or to direct generally the disposition of such securities.

1.13	Fraudulent Retention of Funds or Property

Loss resulting from the Fraudulent Retention by a third party recipient of any funds or Property, as a direct result of:

(a)	the misdirection or erroneous transfer of such funds or Property by the Insured or by a Financial Organization acting upon instructions from the Insured, to a third party recipient account other than that actually intended; or

(b)	the transfer of such funds or Property by the Insured or by a Financial Organization acting upon instructions from the Insured, to a third party recipient account in an amount greater than that actually intended.

Special Condition

The Insured shall make reasonable efforts to secure the recovery of such funds or Property.

Sub-Limit of Liability

The Insurer’s maximum aggregate limit of liability under this Insuring Agreement shall be sub-limited to the amount stated under Item 5 of the Declarations.

1.14	Extortion

Loss resulting from the loss of Property surrendered away from an office of the Insured or the transfer of funds as a result of a threat communicated to the Insured:

(a)	to do bodily harm to a director, officer, trustee or Employee of the Insured, or a relative or an invitee of such director, officer, trustee, Employee, who is, or allegedly is, being held captive or under threat;

(b)	to damage the premises, property (including Property) or other assets of the Insured or for which the Insured are legally liable;

(c)	to delete or modify the Insured’s Computer Programs or the Insured’s Electronic Data;

Willis Limited B080141967P25	Page 7

(d)	to sell or disclose confidential information to another person or party by reason of having gained unauthorized access to the Insured’s Computer System;

(e)	to compromise the security, confidentiality or integrity of confidential information stored within the Insured’s Computer System;

(f)	to cause the Insured to transfer, pay or deliver any funds or property (including Property) by means of a Computer System used or operated by the Insured;

(g)	to spread Malware from the Insured’s Computer System to the Computer Systems of others;

(h)	to interrupt the Insured’s normal operations by means of a denial of service attack on the Insured’s Computer System.

Special Conditions

It is agreed that prior to the surrender of such Property or transfer of funds:

(i)	in relation to the threats set out in sub-clauses (a) through (h) above inclusive - the person receiving the threat has made a reasonable effort to report the extortionist’s threat to a director of the Insured;

(ii)	in relation to the threats set out in sub-clauses (a) and (b) above - a reasonable effort has been made to report the extortionist’s threat to local law enforcement authorities; and

(iii)	in relation to the threats set out in sub-clauses (c) through (h) above inclusive - the aforementioned director is satisfied that the person making the threat is both capable of carrying it out and reasonably likely to do so and that the threatened action is technologically feasible.

1.15	Fraudulently Induced Instructions (Social Engineering Fraud)

Loss resulting from a Fraudulently Induced Instruction.

Special Exclusion

This Insuring Agreement does not cover Loss which is covered by any other Insuring Agreement within this policy.

2. Extensions

2.1	Interpretation

This policy shall be interpreted with due regard to the purpose of fidelity bonding under Rule 17g-1 of the Investment Company Act of 1940 (i.e., to protect innocent third parties from harm) and to the structure of the investment management industry (in which a loss of Property resulting from a cause described in any Insuring Agreement ordinarily gives rise to a potential legal liability on the part of the Insured), such that the definition of Loss herein shall include an Insured’s legal liability for direct compensatory damages resulting directly from a misappropriation, or measurable diminution in value, of Property.

Willis Limited B080141967P25	Page 8

2.2	Difference in Conditions

If the Insurer is not liable for Loss under this policy, but cover for the same Loss would (but for the time at which such Loss was Discovered) have been available to any Insured based upon the terms, conditions and exclusions of the Prior Policy, then this policy shall provide cover in accordance with the terms, conditions and exclusions of the Prior Policy.

If the amount of any sub-limit or any single loss limit under the Prior Policy for any Loss is greater than any sub-limit or any single loss limit provided by this policy for the same Loss, then the sub-limit or any single loss limit under this policy for such Loss shall be increased to the same amount as that provided under the Prior Policy.

The Declarations shall be deemed to be amended accordingly in accordance with this provision with respect to the relevant Loss.

In no way shall this extension serve to increase the Limit of Liability, and all sub-limits and single loss limits payable under this policy shall be part of, and not in addition to, the Limit of Liability.

3. General Conditions

3.1	Nominees

Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this policy and whether or not any partner of such nominee is implicated in such Loss, be deemed to be Loss sustained by the Insured.

3.2	Additional Exposures

(a)	Additional Offices

Except as provided in sub-clause (b) below, this policy shall apply to any additional office(s) established by the Insured during the Policy Period and to all Employees during the Policy Period, without the need to give notice thereof or pay additional premiums to the Insurer for the Policy Period.

(b)	Merger or Consolidation

If during the Policy Period, an Insured shall merge or consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquires or creates a separate investment portfolio, and shall within sixty (60) days notify the Insurer thereof, then this policy shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Insurer may make such coverage contingent upon the payment of an additional premium.

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(c)	Acquisition or Creation of Funds

(i)	If during the Policy Period, an Insured creates or acquires a fund, other than by reason of the events described in sub-clause (b) above; and if the total consolidated assets of such fund are less than or equal to the amount set forth in Item 8 of the Declarations then, subject to all the other provisions of this policy, coverage shall automatically apply to any Loss sustained by that fund.

(ii)	If during the Policy Period, an Insured creates or acquires a fund, other than by reason of the events described in sub-clause (b) above; and if the total consolidated assets of such fund are greater than the amount set forth in Item 8 of the Declarations, no coverage shall apply to any Loss sustained by that fund unless the Insured provides the Insurer with full particulars of such acquisition or creation, agrees to any additional premium and/or amendment of the provisions of this policy the Insurer requires and pays any premium required.

(iii)	There shall be no coverage for:

1)	any Loss sustained by any such fund resulting from an act committed or an event occurring prior to the consummation of a transaction described in (i) or (ii) above; or

2)	any Loss sustained by any such fund resulting from an act whenever committed or an event whenever occurring, which together with an act committed or an event occurring prior to the consummation of such transaction, would constitute a Single Loss.

In no event shall any transaction among Insureds constitute an acquisition or creation of funds.

(d)	Fund Name Changes

If during the Policy Period, a fund changes its legal name in accordance with the organizational documents of such fund and, if applicable, in accordance with state law, and such name change does not occur in connection with a transaction described in sub-clauses (b) or (c) above, then such fund shall automatically qualify as an insured fund under its new name, in addition to its prior name.

3.3	Representation of Insured

The Insured represents that the information furnished in the Application is complete, true and correct, to the best of the knowledge of the person who completed such Application.

Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the Application or otherwise, which was deliberately made with the intent to deceive, shall be grounds for the rescission of this policy.

3.4	Joint Insured

If two or more Insureds are covered under this policy, the First Named Insured shall act for all Insureds. Payment by the Insurer to the First Named Insured of Loss sustained by any Insured shall fully release the Insurer on account of such Loss. If the First Named Insured ceases to be covered under this policy, the remaining Named Insured shall agree with the Insurer as to which one of them shall act on behalf of the all of the remaining Insureds (including but not limited to the receipt of any Loss payments). The liability of the Insurer for Loss which the Insurer would have been liable had all such Loss or Losses been sustained by one Insured will not exceed the Limit of Liability.

Willis Limited B080141967P25	Page 10

3.5	Legal Proceedings Against the Insured

The Insurer will indemnify the Insured against court costs and reasonable legal costs, charges, fees, disbursements and expenses incurred and paid by the Insured in defense of any Legal Proceeding.

The Insureds, and not the Insurer, have the duty to defend any Legal Proceeding. The Insurer shall be entitled to effectively associate with the Insured in the defense and the negotiation of any settlement of such Legal Proceeding if it that appears reasonable likely that such Legal Proceeding will involve the Insurer making payment under this policy. The Insured shall provide all reasonable information and assistance required by the Insurer in connection with such Legal Proceeding.

4. Exclusions

This policy does not cover:

4.1	Loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreement 1.1, 1.4, 1.5 or 1.7.

4.2	Loss due to military, naval or usurped power, war or insurrection unless such Loss occurs in transit in the circumstances recited in Insuring Agreement 1.3, and unless, when such transit was initiated there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

4.3	Loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity.

This exclusion shall not apply to Loss resulting from industrial uses of nuclear energy.

4.4	Loss resulting directly or indirectly from any director or trustee of the Insured (other than one employed as a salaried, pensioned or elected official or an Employee of the Insured), except:

(a)	when performing acts coming within the scope of the usual duties of an Employee; or

(b)	while acting as a member of any committee duly elected or appointed by resolution of the board of directors or trustees of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured.

4.5	Loss resulting directly or indirectly from the complete or partial non-payment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretences; except when covered under Insuring Agreements 1.1, 1.4, 1.5, 1.7 or 1.15.

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4.6	Loss resulting from any violation by the Insured or by any Employee:

(a)	of any law regulating:

(i)	the issuance, purchase or sale of securities;

(ii)	securities transactions upon security exchanges or over the counter market;

(iii)	investment companies; or

(b)	of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations, unless such loss, in the absence of such law, rule or regulation, would be covered under Insuring Agreement 1.1, 1.4 or 1.5.

4.7	Loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements 1.1, 1.2 or 1.7.

4.8	Loss caused by a dishonest, fraudulent, malicious or criminal act of an Employee, except when covered under Insuring Agreement 1.1 or when covered under Insuring Agreement 1.2 or 1.3 and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to the Property.

4.9	Loss resulting directly or indirectly from transactions in an account of a customer or client of the Insured or any shareholder of or subscriber to shares issued by any Fund, whether authorized or unauthorized. This exclusion does not apply:

(a)	when such Loss results directly or indirectly from unlawful withdrawal and conversion of Money, securities or precious metals, directly from an account of a customer or client of the Insured or any shareholder of or subscriber to shares issued by any Fund by an Employee, provided such unlawful withdrawal and conversion is covered under Insuring Agreement 1.1;

(b)	when such Loss is covered by Insuring Agreement 1.7.

4.10	damages resulting from any civil, criminal or other legal proceeding in which the Insured is adjudicated to have engaged in racketeering activity, except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement 1.1. For the purposes of this exclusion “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended.

4.11	Loss through the surrender of property away from an office of the Insured as a result of a threat:

(a)	to do bodily harm to any person, except loss of property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat; or

Willis Limited B080141967P25	Page 12

(b)	to do damage in the premises of property of the Insured, except when covered under Insuring Agreement 1.1, 1.7 or 1.14.

4.12	Loss resulting directly or indirectly from payments made or withdrawals from an account of a customer or client of the Insured or any shareholder of or subscriber to shares issued by any Fund involving erroneous credits to such account.

This exclusion does not apply:

(a)	when such payments or withdrawals are physically received by such customer, client, shareholder or subscriber or a representative of such customer, client, shareholder or subscriber who is within the office of the Insured at the time of such payment or withdrawal;

(b)	when such Loss is covered under Insuring Agreement 1.1, 1.7 or 1.15.

4.13	Loss involving items of deposit, which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement 1.1, 1.7, 1.9 or 1.15.

4.14	Loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements 1.1, 1.5, 1.6 or 1.7.

4.15	loss of any tangible item of personal property which is not specifically enumerated in the definition of Property if such property is specifically covered by other insurance of any kind and in any amount obtained by the Insured.

4.16	loss of property while in the mail.

4.17	loss of potential income, including but not limited to interest and dividends, not received by the Insured because of a loss covered under this policy, except when covered under Insuring Agreement 1.9.

4.18	damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a Loss covered under this policy.

4.19	all costs, charges, fees, disbursements and expenses incurred by the Insured:

(a)	in establishing the existence of or amount of Loss covered under this policy, other than Preparation Costs or except to the extent covered under Insuring Agreement 1.10; or

(b)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to Loss covered by this policy, except to the extent covered under General Condition 3.5 (Legal Proceedings Against the Insured).

4.20	indirect or consequential loss of any nature, other than Preparation Costs or Verification and Reconstitution Costs or except to the extent covered under Insuring Agreement 1.10.

4.21	loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized, except to the extent covered under Insuring Agreement 1.15.

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Insuring Agreement 1.7 of this policy does not cover any Loss:

4.22	caused by an identifiable Employee or a person or persons in collusion with an identifiable Employee, except to the extent covered under Insuring Agreement 1.15.

Prior knowledge by any Employee that a fraudulent or malicious act by any other person or persons, has been or will be perpetrated, shall for the intent and purpose of this policy be deemed to be collusion if such Employee willfully or deliberately withholds knowledge from the Insured of any such act. Such withholding of knowledge from the Insured because of a threat to do bodily harm to any person or damage to the Insured’s premises or property shall not be deemed to be or to constitute collusion.

4.23	resulting from the accessing of any confidential information.

This exclusion shall not apply:

(a)	to the extent that such confidential information is used to support or facilitate the commission of an act covered under this policy;

(b)	to the extent that such Loss covered under Insuring Agreement 1.15.

4.24	resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, Recording Media failure or breakdown or any malfunction or error in programming or errors or omissions in processing.

This exclusion shall not apply:

(a)	to the extent that the occurrence of any of the events listed in the above enables the commission of an act covered under this policy;

(b)	to the extent that such Loss covered under Insuring Agreement 1.15.

4.25	by reason of the input of Electronic Data by a third party who had authorized access to an authentication mechanism.

This exclusion shall not apply:

(a)	where the third party referred to above obtained access beyond the level for which that third party was authorized;

(b)	theft of funds or Property transferred to any third party recipient as a result of any such input, provided there is no collusion between such third party recipient and the person effecting such transfer and that it is a condition of coverage hereunder that the Insured takes all reasonable steps to secure the recovery of such funds;

(c)	to the extent that such Loss covered under Insuring Agreement 1.15.

4.26	resulting from Computer Programs which were corrupted or which contained fraudulent or malicious features at the time of their acquisition from a vendor or consultant, where those Computer Programs were developed for sale to or are sold to multiple consumers.

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This exclusion shall not apply:

(a)	where no other purchaser of said Computer Programs has notified the same vendor or consultant of the same fraudulent features during a period of sixty (60) days from the date of Discovery;

(b)	if, at the time of Discovery, such fraudulent features were contained solely on the Computer Programs sold to the Insured;

(c)	if such fraudulent features were inserted subsequent to the date of acquisition by the Insured;

(d)	to the extent that such Loss covered under Insuring Agreement 1.15.

5. Loss Discovered

This policy applies to Loss Discovered by the Insured during the Policy Period or the Extended Reporting Period (if applicable).

6. Aggregate and Single Loss Limits of Liability

6.1	Aggregate Limit of Liability

The Insurer’s total liability for all Losses discovered during the Policy Period shall not exceed the Limit of Liability. The Limit of Liability shall be reduced by the amount of any payment made under the terms of this policy.

Upon exhaustion of the Limit of Liability by such payments:

(a)	the Insurer shall have no further liability for Loss or Losses regardless of when discovered and whether or not previously reported to the Insurer; and

(b)	the Insurer shall have no obligation under General Condition 3.5 to continue the defense of the Insured, and upon notice by the Insurer to the Insured that the Limit of Liability has been exhausted; the Insured shall assume all responsibility for its defense at its own cost.

The Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with Section 9.3. In the event that a loss of Property is settled by the Insurer through the use of a lost instrument bond, such loss shall not reduce the Limit of Liability.

6.2	Single Loss Limit of Liability

Subject to the Limit of Liability, the Insurer’s liability for each Single Loss shall not exceed the applicable Single Loss Limit shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit.

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7. Notice/Proof - Legal Proceedings against Insurer

7.1	The Insured shall give written notice to the Insurer of any Loss as soon as reasonably practicable after it has been Discovered and in any event within sixty (60) days after the end of the Policy Period.

7.2	The requirement contained in sub-clause 7.1 above to give notice of a Loss shall be suspended and of no effect and/or modified (as the case may be) if such notice is in respect of a Restricted Notification.

The suspension and/or modification of the requirement to notify the Insurer of any Loss under sub-clause 7.1 above in respect of a Restricted Notification shall end when and to the extent that the relevant legal or regulatory prohibition is lifted. Such notification, if permitted to do so by the relevant regulatory, police or prosecuting authority, shall be accompanied by evidence as to why the Insured was initially prevented from disclosing the existence of or details of any Loss to the Insurer. On notification of the Loss (in accordance with the foregoing), such Loss shall be deemed to have been Discovered and the Insurer notified at the time the Responsible Officer first became aware of the Loss.

7.3	Within six (6) months after such Discovery (or, where a Restricted Notification applies, within six (6) months of the Responsible Person first becoming aware that the relevant legal or regulatory prohibition has been lifted), the Insured shall furnish to the Insurer proof of loss, duly sworn, with full known particulars. At the Insured’s request, and upon agreement of the Insurer, such period of time shall be extended to permit the Insured more time to determine the amount and/or particulars of its loss.

7.4	Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

7.5	Legal proceedings for the recovery of any Loss hereunder shall not be brought prior to the expiration of sixty (60) days after the original proof of Loss is filed with the Insurer.

7.6	This policy affords coverage only in favour of the Insured. No suit, action or legal proceedings shall be brought hereunder by anyone other than the named Insured.

7.7	If the Insured is an institution under the supervision of the Federal Home Loan Bank Board, it is understood and agreed that in case of any Loss hereunder discovered either by the Insured or by the Federal Home Loan Bank of which the Insured is a member, the said Federal Home Loan Bank is empowered to give notice of the Loss to the Insurer within the period limited therefore.

8. Valuation

8.1	Deductions

In determining the amount collectible under this policy for any Loss, all funds received and able to be lawfully retained by the Insured from any source whatsoever in connection with any matter from which a claimed Loss has arisen, including payments and receipts of principal, interest, dividends, commissions and the like, whenever received, shall be deducted from the amount actually paid out, advanced, taken or otherwise lost. The value of all property (including Property) received and able to be lawfully retained by the Insured from any source whatsoever in connection with any matter from which a claimed Loss has arisen, whenever received, shall likewise be deducted from the Insured’s claimed Loss. It is understood, however, that nothing in this policy shall be construed to mean that a claim is not recoverable hereunder until the amount of such deductions have been ascertained.

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8.2	Securities

(i)	If Certificated Securities are able to be reissued then the Insured may reissue them, or arrange for them to be reissued, with the prior approval of the Insurer (such approval shall not be unreasonably delayed or withheld) and the value of those Certificated Securities shall be the actual cost of their reissue plus any interest charges incurred in doing so.

(ii)	To the extent that the Limit of Liability is not exhausted by the Insured in the reissuing of Certificated Securities in accordance with sub-clause 8.2 (i) above, the amount of Loss shall also include any premium required to be paid by the Insured to purchase lost instrument bonds for the reissuing of duplicate Certificated Securities without reference to their total face value.

(iii)	The amount of Loss shall also include any sums which the Insured may be required to pay either during the Policy Period or any time thereafter by reason of any lost instrument bonds issued or purchased by the Insured as referred to in sub-clause clause 8.2 (ii) above.

(iv)	The Insured shall pay the cost of obtaining such lost instrument bond referred to in sub-clause clause 8.2 (iii) above for that portion of the Loss which falls within the applicable deductible amount or which is in excess of the Limit of Liability remaining available for the payment of Loss.

(v)	The Insurer shall reimburse the Insured for the cost of obtaining such lost instrument bond referred to in sub-clause clause 8.2 (iii) above for the amount of Loss which exceeds the applicable deductible amount and is within the Limit of Liability.

(vi)	If for any reason it is not possible to re-issue Certificated Securities the value of such Certificated Securities shall be determined by the closing London market value of such Certificated Securities on the day of Discovery of the Loss (or if Discovered during a weekend or national holiday, on the next business day thereafter). The basis of valuation shall include any accrued interest (including coupons), dividends and privileges up to the date of Discovery of the Loss.

(vii)	The valuation of Certificated Securities shall include external interest or interest charges up to the date of Discovery of the Loss necessarily incurred by the Insured, or for which the Insured is legally liable, as the direct result of a loss of Certificated Securities covered under this policy.

(viii)	In case of a loss of subscription, conversion, redemption or other similar privileges the value of such privileges shall be the closing London market value of such privileges immediately preceding the expiration thereof.

8.3	Precious Metals

The value of precious metals shall be determined by their average London market value on the day of Discovery of the Loss (or if Discovered during a weekend or national holiday, on the next business day thereafter).

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8.4	Electronic Data, Electronic Communications and Computer Programs

(i)	To the extent that a Loss comprises solely the cost of reconstituting Electronic Data, Electronic Communications or Computer Programs following the Impairment of such Electronic Data, Electronic Communications or Computer Programs, the valuation of such Electronic Data, Electronic Communications or Computer Programs shall be the cost of labor for the actual transcription or copying in order to reproduce such Electronic Data, Electronic Communications or Computer Programs, including the cost of purchasing a software license necessary to reproduce such Electronic Data, Electronic Communications or Computer Programs.

If Electronic Data or Computer Programs were purchased from a third party, the valuation of such Electronic Data or Computer Programs shall include the purchase price of that Electronic Data or Computer Programs from that third party if that price is less than the cost of transcription or copying.

(ii)	If Electronic Data cannot be reproduced and that Electronic Data represents:

1)	securities, or other instruments having a value, then the valuation shall be as indicated in sub-clause 8.2 (Securities) above; or

2)	Evidences of Debt, then the valuation of such items shall be as indicated in sub-clause 8.2 (Securities) above; if such Evidences of Debt cannot be valued as indicated in sub-clause 8.2 (Securities) above, then the Evidences of Debt shall be valued in accordance with sub-clause 8.8 (Lending) below. In the event that it is not possible to value the Evidences of Debt as indicated in sub-clause 8.2 (Securities) above or in accordance with in sub-clause 8.8 (Lending) below, then the valuation of such Evidences of Debt shall be the actual monetary value of the debt on the day of Discovery of the Loss (or if Discovered during a weekend or national holiday, on the next business day);

3)	Money, then the valuation of such Electronic Data shall be its actual monetary value at the time of the Loss. However, in the event that such Loss is suffered in a currency other than the currency stated in the Declarations, then the valuation of such Electronic Data shall be as indicated in sub-clause 8.9 (Currency Valuation) below.

8.5	Recording Media

The value of Recording Media shall be the replacement cost of Recording Media of the equivalent kind or quality plus the value of any Electronic Data or Computer Programs stored on such Recording Media, as described in sub-clause 8.4 (Electronic Data, Electronic Communications and Computer Programs) above.

8.6	Books of Accounts and Records

The value of books of accounts or other records used by the Insured in the conduct of their business, shall be the cost of blank books, blank pages or other materials plus the cost of labor and computer time for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

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8.7	Other Property

In the case of the loss of, damage to, or destruction of any property (including Property) other than as described in sub-clauses 8.2 to 8.6 above, the value of such property (including Property) shall be the actual cash value of such property (including Property) on the day of Discovery (or if Discovered during a weekend or national holiday, on the next business day thereafter).

8.8	Lending

The value of Lending shall be the amount of monies paid out, advanced or withdrawn by the Insured in relation to such Lending (subject always to sub-clause 8.1 (Deductions) above).

8.9	Currency Valuation

In the event that a Loss is suffered in a currency other than the currency stated in the Declarations, the rate of exchange applicable thereto for the purposes of determining the valuation of Loss shall be the closing mid-spot rate on the London market on the day of Discovery of its Loss (or if Discovered during a weekend or national holiday, on the next business day thereafter).

9. Assignment-Subrogation-Recoveries-Cooperation

9.1	In the event of payment under this policy, the Insured shall deliver, if so requested by the Insurer, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the Loss payment.

9.2	In the event of payment under this policy, the Insurer shall be subrogated to all of the Insured’s rights of recovery therefore against any person or entity to the extent of such payment, provided, however, that the Insurer shall not be subrogated to any such rights or claims one named Insured under this policy may have against another named Insured under this policy.

9.3	Any recoveries (whether effected by the Insurer or by the Insured) shall be applied net of the expense of such recovery in the following order:

(a)	firstly to the satisfaction of the Insured’s Loss which would otherwise have been paid but for the fact that it is in excess of either the Limit of Liability or the Single Loss Limit;

(b)	secondly, to the Insurer as reimbursement of amounts paid in settlement of the Insured’s claim, and

(c)	thirdly, to the Insured in satisfaction of any deductible amount.

Recovery on account of Loss of securities as set forth in Section 8.2 or recovery from reinsurance and/or indemnity of the Insurer shall not be deemed a recovery as used herein.

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9.4	Upon the Insurer’s request and at reasonable times and places designated by the Insurer the Insured shall:

(a)	submit to examination by the Insurer and subscribe to the same under oath; and

(b)	produce for the Insurer’s examination all pertinent records; and

(c)	cooperate with the Insurer in all matters pertaining to the Loss.

9.5	The Insured shall execute all papers and render assistance to secure the Insurer the rights and causes of action provided for herein. The Insured shall do nothing after discovery of Loss to prejudice such rights or causes of action.

10. Limit of Liability under this Policy and Prior Insurance

10.1	With respect to any Loss set forth in Section 6 of this policy which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Insurer to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such Loss thereunder is Discovered, the total liability of the Insurer under this policy and under such bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such Loss or the amount owed to the Insured under such other bonds or policies, as limited by terms and conditions thereof, for any such Loss if the latter amount be the larger.

10.2	If the coverage of this policy supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an insurer other than the Insurer and terminated, canceled or allowed to expire, the Insurer, with respect to any loss sustained prior to such termination, cancelation or expiration and discovered within the period permitted under such other bond or policy for the discovery or loss there under, shall be liable under this policy only for that part of such Loss covered by this policy as is in excess of the amount recoverable or recovered on account of such Loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

11. Other Insurance

11.1	The insurance provided by this policy shall apply as excess over any more specific valid and collectible insurance (except in respect of any insurance specifically written as excess layer insurance to this policy).

11.2	In the event that the amount recoverable from any more specific valid and collectible insurance by the Insured exceeds the amount of the retention under this policy, such retention shall not be applied in calculating the indemnity due from the Insurer under this policy.

12. Ownership

This policy shall apply to loss of Property: (1) owned by the Insured; (2) held by the Insured in any capacity; or (3) for which the Insured is legally liable. This policy shall be for the sole use and benefit of the Insured named in the Declarations.

13. Deductible Amount

The Insurer shall be liable hereunder only for the amount by which any Single Loss exceeds the Single Loss deductible amount for the Insuring Agreement or Coverage applicable to such Loss, subject to the Limit of Liability and the applicable Single Loss Limit.

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14. Termination or Cancelation

14.1	This policy terminates as an entirety upon occurrence of any of the following:

(a)	sixty (60) days after the receipt by the Insured of a written notice from the Insurer of its desire to cancel this policy; or

(b)	immediately upon the receipt by the Insurer of a written notice from the Insured of its desire to cancel this policy; or

(c)	immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials; or

(d)	immediately upon the taking over of the Insured by another institution; or

(e)	immediately upon exhaustion of the Limit of Liability; or

(f)	immediately upon expiration of the Policy Period.

14.2	This policy terminates as to the subsequent acts of any Employee or any partner, officer or employee of any processor – (a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act or Theft committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement 1.1, against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) fifteen (15) days after the receipt by the Insured of a written notice from the Insurer of its desire to cancel this policy as to such person.

14.3	Termination of the policy as to any Insured terminates liability for any Loss sustained by such Insured which is Discovered after the effective date of such termination.

14.4	Notwithstanding anything to the contrary contained in this Section 14, this policy shall not be canceled, terminated or modified except after written notice shall have been given by the acting party to the affected party and the Securities and Exchange Commission not less than sixty (60) days prior to the effective date of cancelation, termination or modification.

14.5	If the Insured is an institution Insured by the Federal Savings and Loan Insurance Corporation, termination or cancelation of this policy in its entirety, whether by the Insured or the Insurer, as provided in parts (a) and (b) in the first paragraph of this Section 14, shall not take effect prior to the expiration of ten (10) days from the receipt by the Federal Home Loan Bank of which the Insured is a member of written notice of such termination or cancelation unless an earlier date of termination or cancelation is approved by said Federal Home Loan Bank.

15. Notice Provisions

This policy shall not be canceled or terminated as provided in Section 14, or modified by rider, except after written notice shall have been given by the acting party to the affected party, and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such cancelation, termination or modification.

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16. Extended Reporting Period

16.1	If the Insurer or the Insured cancel or decline to renew this policy, the Insured shall have the right, upon payment of an additional premium of sixty per cent (60%) of the Full Annual Premium, to an extended reporting period of one hundred and eighty (180) days or upon payment of an additional premium of one hundred per cent (100%) of the Full Annual Premium, to an extended reporting period of three hundred and sixty five (365) days following the effective date of such cancelation or non-renewal in which to give written notice to the Insurer of any Loss Discovered during such extended reporting period arising out of acts committed or events occurring prior to the end of the Policy Period and otherwise covered by this policy.

16.2	The rights contained in this Section 16 shall terminate, however, unless written notice of such election together with the additional premium due is received by the Insurer within thirty (30) days of the effective date of cancelation or non-renewal. The additional premium for the extended reporting period shall be fully earned at the inception of the extended reporting period. The extended reporting period is not cancelable. The rights contained within this Section 16 shall not apply to any cancelation of this policy resulting from non-payment of premium.

17. Definitions

●	Acceptance means a draft, which the drawee has, by signature written thereon, engaged to honor as presented.

●	Account Code means a confidential and protected string of characters that identifies or authenticates a person and permits said person to gain access to a Telephone System for the purpose of making long distance toll calls or utilizing voice mail box messaging capabilities or other similar functional features of a Telephone System.

●	Application means:

(a)	the application for this policy, any attachment to any such application, any other materials submitted with or incorporated into any such application and any documents submitted to the Insurer specifically in connection with the underwriting of this policy; and,

(b)	to the extent made by or required of the Insureds:

any public documents filed during the twelve (12) month period immediately prior to the inception date of this policy by the First Named Insured with the Securities and Exchange Commission or any similar federal, state, local or foreign regulatory body, and any other written public statement or certification required by law to be made by the Chief Executive Officer, Chief Financial Officer or other Executive Officer of the First Named Insured regarding the accuracy, completeness or adequacy of such Insured’s financial statements, SEC filings, or internal controls; whether or not such public documents, statements or certifications are furnished to the Insurer.

●	Certificate of Deposit means an acknowledgment in writing by a Financial Organization of receipt of Money with an engagement to repay it.

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●	Certificated Security means a share, participation or other interest in property or an enterprise of the issuer or an obligation of the issuer, which is:

(a)	represented by an instrument issued in bearer or registered form;

(b)	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(c)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

●	Computer or Telephonic Fraud means:

(a)	the Impairment of:

(i)	any Electronic Data (including but not limited to any Electronic Data contained in any Electronic Communication); and/or

(ii)	any Computer Programs; and/or

(iii)	any Uncertificated Security; and/or

(iv)	any Electronic Communications on which the Insured, or any Financial Organization or Service Bureau acting on behalf of the Insured, have acted or relied; and/or

(b)	the Insured, or any Financial Organization or Service Bureau acting on behalf of the Insured, having acted or relied upon any Electronic Communications or Telephonic Communications, purporting to have been, but were not, sent or made by:

(i)	any office or department of the Insured; and/or

(ii)	a customer or client of the Insured, any shareholder of or subscriber to shares issued by any Fund or an authorized representative of such customer, client, shareholder or subscriber when acting in that capacity; and/or

(iii)	another Financial Organization; and/or

(iv)	a Service Bureau;

(c)	a Financial Organization, a customer or client of the Insured, any shareholder of or subscriber to shares issued by any Fund or an authorized representative of such customer, client, shareholder or subscriber when acting in that capacity or a Service Bureau having acted or relied upon any Electronic Communications or Telephonic Communications, purporting to have been, but were not, sent or made by:

(i)	the Insured; or

(ii)	another Financial Organization or Service Bureau acting on behalf of the Insured; and/or

(d)	the unauthorised use of an Account Code or System Password contained in a Telephone System owned or leased by the Insured, with the intention of directing telephone toll charges onto the Insured.

●	Computer Programs means a collection of instructions that describes a task, or set of tasks, to be carried out by a Computer System, including but not limited to application software, operating systems, firmware and compilers.

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●	Computer System means a computer and all input, output, processing, storage (including but not limited to cloud computing and off-line media libraries), intranets and communication facilities including related communication or open systems networks and extranets which are connected directly or indirectly to such a device and any internet or media enabled smartphones, televisions and handheld tablet computers or similar devices with similar capabilities, whether data or WiFi enabled.

●	Counterfeit means an imitation of an actual valid original, which is intended to deceive and to be taken as the original.

●	Custodian means:

(a)	any party with which the Insured has a written or electronic agreement for the provision of purchasing services, safekeeping, registration and entitlement records for the Insured;

(b)	any regulated central securities depository.

Custodian shall also include a sub-custodian, being any regulated person or organization which:

(i)	is involved in the provision of custodial services; and

(ii)	has a written or electronic agreement with the custodian detailed in sub-clause (a) or (b) above for the provision of such services.

●	Deductible means the amount stated in Item 6 of the Declarations.

●	Depository means any “securities depository” (other than any foreign securities depository) in which a Fund may deposit its securities in accordance with Rule 17f-4 under the Investment Company Act of 1940.

●	Discovered or Discovery means when any Responsible Person first becomes aware of, or has any knowledge of, any act, omission or event which could reasonably be foreseen to give rise to a Loss covered by this policy, even though the exact amount or details of such Loss, act, omission or event are not known at the time of such discovery.

●	Discovery also occurs when any Responsible Person first receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true would constitute a loss under this policy.

●	Electronic Communications means instructions, messages, information or payments that have been, or appear to have been:

(a)	transmitted electronically:

(i)	through an Electronic Communication System; or

(ii)	over the Internet; or

(b)	communicated through the delivery of Recording Media.

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●	Electronic Communication System means any system which permits the electronic transmission of instructions, messages, information or payments, including but not limited to:

(a)	any touch tone telephone communication system;

(b)	telex, TWX or telefacsimile; and

(c)	any Computer System which operates automated teller machines or point of sale terminals.

●	Electronic Data means facts or information converted to a form usable in a Computer System or an Electronic Communications System and which is stored on or capable of being stored on Recording Media.

●	Employee means:

(a)	any of the Insured’s officers or employees while performing services for the Insured’s offices; and

(b)	any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor; and

(c)	attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured; and

(d)	guest students pursuing their studies or duties in any of the Insured’s offices; and

(e)	directors or trustees of the Insured but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the property of the Insured; and

(f)	any individual or individuals assigned to perform the usual duties of an employee within the premises for the Insured, by any agency furnishing temporary personnel on a contingent or part-time basis; and

(g)	each natural person, partnership or corporation authorized by written or electronic agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured; and

(h)	any employee or any partner of any named Insured; and

(i)	any consultant whilst performing services or duties on behalf of the Insured; and

(j)	each officer, partner or employee of:

(i)	any Depository or Exchange;

(ii)	any nominee in whose name is registered any security included in the systems for the central handling of securities established and maintained by any Depository; and

(iii)	any recognized service company which provides clerks or other personnel to any Depository or Exchange on a contract basis,

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while such officer, partner or employee is performing services for any Depository in the operation of systems for the central handling of securities; and

(k)	each officer, director, trustee, partner or employee of:

(i)	an investment adviser;

(ii)	an underwriter (distributor);

(iii)	a transfer agent or shareholder accounting record-keeper; or

(iv)	an administrator authorized by written or electronic agreement to keep financial and/or other required records,

for a Fund, but only while:

(1)	such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured; or

(2)	such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured; or

(3)	such director or trustee (or anyone acting in a similar capacity) is acting outside the scope of the usual duties of a director or trustee.

Employee does not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting record-keeper or administrator:

(a)	which is not an “affiliated person” (as defined in section 2(a) of the Investment Company Act of 1940) of a Fund or of the adviser or underwriter of such Fund; or

(b)	which is a “Bank” (as defined in section 2(a) of the Investment Company Act of 1940).

●	Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer or client of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer’s or client’s debt to the Insured.

●	Exchange means any national securities exchange registered under the Securities Exchange Act of 1934.

●	Extended Reporting Period means the extended reporting period set forth under Section 16 (Extended Reporting Period) of this policy.

●	Financial Organization means:

(a)	any bank, credit institution, financial institution, undertaking for collective investment in securities, investment firm, stockbroker, asset management company, building society, friendly society, or similar organization;

(b)	a regulated investment exchange or automated clearing house.

(c)	any Custodian.

●	First Named Insured means the entity first named in Item 1 of the Declarations.

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●	Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature, which consists in whole, or in part of one’s own name signed with or without authority, in any capacity, for any purpose.

●	Fraudulent Retention means:

(a)	the wrongful retention of funds or Property by a third party recipient without contractual or other legal right to such retention;

(b)	the inability to recover any funds or Property erroneously transferred into the account of a third party recipient, despite all reasonable efforts to secure such recovery, solely because:

(i)	the third party recipient is unknown; or

(ii)	such funds or Property have been misappropriated.

●	Fraudulently Induced Instruction means any instruction for the purpose of directing or transferring funds or property (including Property) and/or updating Vendor account information communicated to the Insured or an employee of the Insured by:

(a)	a natural person purporting to be a director, officer, partner, member, sole proprietor or other employee of the Insured or by an individual acting in collusion with such person to instruct other employees of the Insured to transfer, pay or deliver funds or property (including Property) and/or update Vendor account information, but which instruction was in fact fraudulently transmitted by someone else without the authority and knowledge of such director, officer, partner, member, sole proprietor or other employee of the Insured;

(b)	a natural person purporting to be a director, officer, partner, member, sole proprietor or employee of a Vendor or a customer or client of the Insured or a shareholder of or subscriber to shares issued by any Fund (including but not limited to any director, officer, partner, member, sole proprietor or employee of such customer, client, shareholder or subscriber) or by an individual acting in collusion with such person, but which instruction was in fact fraudulently transmitted by someone else without the authority and knowledge of such director, officer, partner, member, sole proprietor or employee of a Vendor or a customer or client of the Insured or a shareholder of or subscriber to shares issued by any Fund; or

(c)	a natural person purporting to be an authorised representative of any Financial Organization acting on behalf of a Vendor or a customer or client of the Insured or a shareholder of or subscriber to shares issued by any Fund with authorisation to make such instructions, but which instruction was in fact fraudulently transmitted by someone else without the authority and knowledge of such authorised representative.

●	Full Annual Premium means the premium level in effect immediately prior to the end of the Policy Period.

●	Fund means any investment company which is specifically listed in this policy or created or acquired during the Policy Period in accordance with sub-clause (c) of General Condition 3.2 of this policy.

●	Fund shall also include any private entity whose sole purpose is holding or acquiring on behalf of one or more investment companies (as described above) debt or equity investments and/or interests in financial derivatives, either directly or indirectly, including any blocker, feeder or other entity that facilitates the transfer, collection or distribution of funds between or among any Insured Entities and/or investor in an investment company (as described above), including but not limited to controlled foreign corporations. For the avoidance of doubt, Operating Entities are not covered.

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●	Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

●	Impairment means fraudulent, dishonest, malicious or criminal:

(a)	preparation; and/or

(b)	input; and/or

(c)	modification; and/or

(d)	deletion,

whether actual or attempted by or at the behest of any person or persons.

●	Instruction to an Issuer means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the Uncertificated Security specified be registered.

●	Insured means:

(a)	the Named Insured; and

(b)	any other entity designated as an “Additional Named Insured” under this policy.

●	Insurer means Pioneer PFI9375.

●	Legal Proceeding means any legal proceeding brought to determine the Insured’s liability for any Loss, claim or damage which, if established, would constitute a collectible Loss under this policy.

●	Lending or Loan means any of the following:

(a)	all extensions of credit by the Insured and all transactions creating a creditor or lessor relationship in favour of the Insured, including but not limited to transactions by which the Insured assumes an existing creditor or lessor relationship and includes any such extensions of credit, whether authorised or unauthorised; and/or

(b)	any note, account, agreement or other Evidence of Debt assigned or sold to, or discounted or otherwise acquired by the Insured, including but not limited to the purchase, discounting or other acquisition of false or genuine accounts or invoices.

●	Letter of Credit means an engagement in writing by a Financial Organization or other person made at the request of a customer that the Financial Organization or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

Willis Limited B080141967P25	Page 28

●	Limit of Liability means the amount stated in Item 3 of the Declarations.

●	Loss means:

(a)	direct financial loss sustained by the Insured and as set out in the policy;

(b)	Preparation Costs; and/or

(c)	Verification and Reconstitution Costs.

●	Malware means any unauthorized, corrupting or harmful software code, including but not limited to computer viruses, ransomware, Trojan horses, keystroke loggers, spyware, adware, worms and logic bombs.

●	Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

●	Named Insured means the entity(ies) specified in Item 1 of the Declarations.

●	Negotiable Instrument means any writing:

(a)	signed by the maker or drawer; and

(b)	containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

(c)	is payable on demand or at a definite time; and

(d)	is payable to order or bearer.

●	Operating Entity means an entity whose primary purpose is to carry on a commercial or industrial enterprise rather than the making, holding, management, realization or disposal of investments or reinvestments of any kind.

●	Policy Period means the period of time from the inception date shown in Item 2 of the Declarations to the earlier of the expiration date shown in Item 2 of the Declarations or the effective date of cancelation of this policy.

●	Preparation Costs means costs, charges, fees, disbursements and expenses incurred and/or paid by the Insured, with the prior written approval by the Insurer (such approval not to be unreasonably delayed or withheld), for independent outside accountants, solicitors or other specialists or professional persons to determine, or attempt to determine the amount and/or extent of any direct financial loss covered under this policy.

●	Prior Policy means the policy identified in Item 10 of the Declarations.

●	Property means Money, Certificated Securities, Uncertificated Securities, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not hereinbefore enumerated.

Willis Limited B080141967P25	Page 29

Property shall include Recording Media.

●	Recording Media means the physical components or materials on which Electronic Data or Computer Programs can be recorded.

●	Responsible Person means the person(s) stated under Item 9 of the Declarations.

●	Restricted Notification means when the Insured is prevented from disclosing the existence of or details of any Loss to the Insurer after it has been Discovered due to any legal or regulatory prohibition imposed by or on behalf of any regulatory, police or prosecuting authority anywhere in the world.

●	Self-Regulatory Organization means any association of investment advisers or securities dealers registered under the federal securities laws, or any Exchange.

●	Service Bureau means a natural person, partnership or corporation authorised by written or electronic agreement with the Insured to perform data processing services using Computer Systems.

●	Single Loss means all covered Loss, including court costs and legal costs, charges, fees, disbursements and expenses incurred by the Insurer under General Condition 3.5, resulting from:

(a)	any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated; or

(b)	any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of property; or

(c)	all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated; or

(d)	any one casualty or event not specified in (a), (b) or (c) preceding.

●	Single Loss Limit means the amount(s) stated in Item 4 of the Declarations.

●	Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:

(a)	a description of the issue of which the Uncertificated Security is a part;

(b)	the number of shares or units: transferred to the registered owner; pledged by the registered owner to the registered pledgee; released from pledge by the registered pledgee; registered in the name of the registered owner on the date of the statements; or subject to pledge on the date of the statement;

(c)	the name and address of the registered owner and registered pledge;

(d)	a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

(e)	the date the transfer of the shares or units to the new registered owner of the shares or units was registered, the pledge of the registered pledgee was registered or of the statement, if it is a periodic or annual statement.

Willis Limited B080141967P25	Page 30

●	System Password means a confidential and protected string of characters that identifies or authenticates a person and permits said person to gain access to the Telephone System or any portion thereof in order to perform security functions, system administration or maintenance functions.

●	Telephonic Communications means instructions, messages, information or payments made over the telephone or by Voice over Internet Protocol (VoIP), or other forms of IP or broadband telephony.

●	Telephone System means a private branch exchange, a third party hosted telephony service, voice mail processor, automated call-back attendant or a Computer System with a similar capacity.

●	Tested means a method of authenticating the contents of a communication by utilizing:

(a)	a valid test key, including but not limited to a digital signature, public key cryptography, asymmetric cryptography or other similar technologies or encryption methods, for the purpose of protecting the integrity of that communication; or

(b)	a Personal Identification Number (PIN); or

(c)	a “call back” procedure to an authorised person, other than the individual initiating the communication.

●	Theft means robbery, burglary or hold-up, occurring with or without violence or the threat of violence.

●	Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(a)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(b)	of a type commonly dealt in on securities exchanges or markets; and

(c)	each one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

●	Vendor means any entity with which the Insured has a legitimate pre-existing arrangement or written or electronic agreement to provide goods, services or other activities to the Insured.

●	Verification and Reconstitution Costs means costs, charges, fees, disbursements and expenses incurred and/or paid by the Insured, with the prior written approval by the Insurer (such approval not to be unreasonably delayed or withheld), for the verification or reconstitution or removal of:

(a)	Computer Programs or Electronic Data which have been the subject of Impairment; or

(b)	Malware.

Willis Limited B080141967P25	Page 31

●	Withdrawal Order means a non-negotiable instrument, other than an Instruction to an Issuer, signed by a customer or client of the Insured or any shareholder of or subscriber to shares issued by any Fund authorizing the Insured to debit the customer’s, client’s, shareholder’s or subscriber’s account in the amount of funds stated therein.

Willis Limited B080141967P25	Page 32

ENDORSEMENT ATTACHING TO SECTION B ONLY

17g-1 Automatic Regulatory Limit Adjustment Endorsement

In consideration of the premium charged for this policy, it is hereby understood and agreed that notwithstanding anything to the contrary in Item 4 of the Declarations (Limit of Liability), Section 6 (Aggregate and Single Loss Limits of Liability), Section 10 (Limit of Liability under this Policy and Prior Insurance), Section 13 (Deductible Amount) and/or elsewhere in this policy, the maximum liability of the Insurer for any Single Loss covered by Insuring Agreement 1.1 (Fidelity) of this policy shall be USD 2,075,000 (“hereinafter “the $2.075 Million Fidelity Sublimit”); provided, however, that:.

1)	if it is determined that application of the $2.075 Million Fidelity Sublimit to such a Single Loss would result in the share of the recovery due to be received under this policy by any Fund being less than the minimum dollar amount dictated for such Fund under Rule 17g-1(d) of the Investment Company Act of 1940 (“Minimum 17g-1 Dollar Amount”), then the maximum liability of the Insurer shall be adjusted upwards by such dollar amount (up to a maximum increase of USD 7.925m) as may be necessary to ensure that such Insured receives such Minimum 17g-1 Dollar Amount (“Adjustment of the $2.075 Million Fidelity Sublimit”); and

2)	regardless of any Adjustment of the $2.075 Million Fidelity Sublimit, in no event shall the maximum liability of the Insurer for such a Single Loss exceed USD 10,000,000.

It is further understood and agreed that, notwithstanding anything to the contrary in subpart 1) above, if the $2.075 Million Fidelity Sublimit equals or exceeds the sum of the respective Minimum 17g-1 Dollar Amounts for the Funds that have sustained portions of such Single Loss, then there shall be no Adjustment of the $2.075 Million Fidelity Sublimit, regardless of whether:

(1)	the portion of the Single Loss sustained by any Fund exceeds its Minimum 17g-1 Dollar Amount;

(2)	the portions of the Single Loss sustained by the Funds are disproportionate to one another; or

(3)	any Insured that is not a Fund has sustained a portion of the Single Loss.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this policy.

Willis Limited B080141967P25	Page 33

ENDORSEMENT NO. 1 ATTACHING TO SECTION A AND SECTION B

Additional Insured Endorsement

This endorsement forms a part of Policy Number B080141967P25 issued to abrdn ETFs, formerly Aberdeen Standard Investments ETFs and ETFS Trust. In consideration of the premium charged, it is hereby understood and agreed that the policy is amended as follows:

In consideration of the premium charged, it is hereby understood and agreed that the policy is amended as follows:

This policy is endorsed to provide cover for the following Additional Named Insured:

●	abrdn All Commodity Fund Limited

●	abrdn All Commodity Longer Dated Fund Limited

●	abrdn WTI Crude Oil Fund Limited (formerly Aberdeen Standard Energy Longer Dated Fund Limited)

●	abrdn Bloomberg Energy Commodity Strategy K-1 Free ETF [not operational]

●	abrdn Energy Fund Limited

●	abrdn Bloomberg Energy Commodity Longer Dated Strategy K-1 Free ETF

●	abrdn Bloomberg Agriculture Commodity Strategy K-1 Free ETF [not operational]

●	abrdn Agriculture Fund Limited

●	abrdn Bloomberg Industrial Metals Strategy K-1 Free ETF (BCIM) (formerly Aberdeen Bloomberg Industrial Metals Strategy K-1 Free ETF)

●	abrdn Industrial Metals Fund Limited

●	abrdn Bloomberg All Commodity Longer Dated Strategy K-1 Free ETF (BCD)

●	abrdn Bloomberg All Commodity Strategy K-1 Free ETF (BCI)

●	Aberdeen Standard Bloomberg WTI Crude Oil Strategy K-1 Free ETF (AOIL) [not operational]

Willis Limited B080141967P25	Page 34

INSTITUTE RADIOACTIVE CONTAMINATION, CHEMICAL, BIOLOGICAL, BIO-
CHEMICAL AND ELECTROMAGNETIC WEAPONS EXCLUSION CLAUSE

This clause shall be paramount and shall override anything contained in this insurance inconsistent therewith
1.	In no case shall this insurance cover loss damage liability or expense directly or indirectly caused by or contributed to by or arising from
	1.1	ionising radiations from or contamination by radioactivity from any nuclear fuel or from any nuclear waste or from the combustion of nuclear fuel.
	1.2	the radioactive, toxic, explosive or other hazardous or contaminating properties of any nuclear installation, reactor or other nuclear assembly or nuclear component thereof
	1.3	any weapon or device employing atomic or nuclear fission and/or fusion or other like reaction or radioactive force or matter
	1.4	the radioactive, toxic, explosive or other hazardous or contaminating properties of any radioactive matter. The exclusion in this sub-clause does not extend to radioactive isotopes, other than nuclear fuel, when such isotopes are being prepared, carried, stored, or used for commercial, agricultural, medical, scientific or other similar peaceful purposes.
	1.5	any chemical, biological, bio-chemical, or electromagnetic weapon.

CL 370

Willis Limited B080141967P25	Page 35

USA – TRIA

TRIA, more specifically the Terrorism Risk Insurance Program (TRIP), as extended by the Terrorism Risk Insurance Extension Act (TRIEA) in 2005 and reauthorized by the Terrorism Risk Insurance Program Reauthorisation Act (TRIPRA) in 2007, was scheduled to expire on 31st December 2014.

TRIA was initially allowed to ‘lapse’ at 12:00 midnight on December 31st, 2014 after the US Senate failed to authorize the Bill in December prior to their holiday recess. The House of Representatives in the US subsequently approved a Bill (H.R. 26) on Wednesday 7th January 2015 that will extend the existing TRIA for a further period of 6 years to expire on December 31st, 2020. The Senate voted on and passed the Bill (S.2244) on Thursday 8th January 2015 and, having been passed by both Chambers has now been signed into law by the US President.

All eligible insurers must “make available”, in respect of all commercial property and casualty policies (which includes Crime and D&O coverages but not PI), cover for insured losses from “Acts of Terrorism” that does not differ materially from terms, amounts and other cover limitations applicable to non-terrorist acts. The 2015 reauthorisation, makes no changes to this “make available” provision, Insurers (Underwriters) are therefore still required to offer terrorism insurance cover to commercial clients. To assist with this requirement the LMA has produced updated TRIA Notices and Policy Endorsements as LMA referenced ‘models’

LMA 5219

Willis Limited B080141967P25	Page 36

War And Terrorism Exclusion Endorsement

Notwithstanding any provision to the contrary within this insurance or any endorsement thereto it is agreed that this insurance excludes Loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any of the following regardless of any other cause or event contributing concurrently or in any other sequence to the Loss;

1. war, invasion, acts of foreign enemies, hostilities or warlike operations (whether war be declared or not), civil war, rebellion, revolution, insurrection, civil commotion assuming the proportions of or amounting to an uprising, military or usurped power; or

2. any act of terrorism.

For the purpose of this endorsement an act of terrorism means an act, including but not limited to the use of force or violence and/or the threat thereof, of any Person or group(s) of Persons, whether acting alone or on behalf of or in connection with any organisation(s) or government(s), committed for political, religious, ideological or similar purposes including the intention to influence any government and/or to put the public, or any section of the public, in fear

This endorsement also excludes Loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any action taken in controlling, preventing, suppressing or in any way relating to 1 and/or 2 above.

If the insurers allege that by reason of this exclusion, any Loss, damage, cost or expense is not covered by this insurance the burden of proving the contrary shall be upon the policyholder.

In the event any portion of this endorsement is found to be invalid or unenforceable, the remainder shall remain in full force and effect.

08/10/01
NMA2918

Willis Limited B080141967P25	Page 37

Radioactive Contamination Exclusion Clause-Liability-Direct (U.S.A.)

For attachment (in addition to the appropriate Nuclear Incident Exclusion Clause-Liability-Direct) to liability insurances affording worldwide coverage.

In relation to liability arising outside the U.S.A., its Territories or Possessions, Puerto Rico or the Canal Zone, this Policy does not cover any liability of whatsoever nature directly or indirectly caused by or contributed to by or arising from ionising radiations or contamination by radioactivity from any nuclear fuel or from any nuclear waste from the combustion of nuclear fuel.

13/2/64
NMA1477

Willis Limited B080141967P25	Page 38

Nuclear Incident Exclusion Clause-Liability-Direct (Broad) (U.S.A.)

For attachment to insurances of the following classifications in the U.S.A., its Territories and Possessions, Puerto Rico and the Canal Zone:-

Owners, Landlords and Tenants Liability, Contractual Liability, Elevator Liability, Owners or Contractors (including railroad) Protective Liability, Manufacturers and Contractors Liability, Product Liability, Professional and Malpractice Liability, Storekeepers Liability, Garage Liability, Automobile Liability (including Massachusetts Motor Vehicle or Garage Liability), not being insurances of the classifications to which the Nuclear Incident Exclusion Clause-Liability Direct (Limited) applies.

This policy* does not apply:

I. Under any Liability Coverage, to injury, sickness, disease, death or destruction

(a) with respect to which an Insured under the policy is also an Insured under a nuclear energy liability policy issued by Nuclear Energy Liability Insurance Association, Mutual Atomic Energy Liability Underwriters or Nuclear Insurance Association of Canada, or would be an Insured under any such policy but for its termination upon exhaustion of its Limit of Liability; or

(b) resulting from the hazardous properties of nuclear material and with respect to which (1) any Person or organization is required to maintain financial protection pursuant to the Atomic Energy Act 1954. or any law amendatory thereof, or (2) the Insured is, or had this policy not been issued would be, entitled to indemnity from the United States of America, or any agency thereof, under any agreement entered into by the United States of America, or any agency thereof, with any Person or organization.

II. Under any Medical Payments Coverage. or under any Supplementary Payments Provision relating to immediate medical or surgical relief, to expenses incurred with respect to bodily injury, sickness, disease or death resulting from the hazardous properties of nuclear material and arising out of the operation of a nuclear facility by any Person or organization.

Ill. Under any Liability Coverage, to injury, sickness, disease, death or destruction resulting from the hazardous properties of nuclear material, if

(a) the nuclear material (1) is at any nuclear facility owned by, or operated by or on behalf of, an Insured or (2) has been discharged or dispersed therefrom;

(b) the nuclear material is contained in spent fuel or waste at any time possessed, handled, used, processed, stored, transported or disposed of by or on behalf of an Insured; or

(c) the injury, sickness, disease, death or destruction arises out of the furnishing by an Insured of services, materials, parts or equipment in connection with the planning, construction, maintenance, operation or use of any nuclear facility, but if such facility is located within the United States of America, its territories or possessions or Canada, this exclusion (c) applies only to injury to or destruction of property at such nuclear facility.

Willis Limited B080141967P25	Page 39

IV. As used in this endorsement:

“hazardous properties “ include radioactive, toxic or explosive properties; “nuclear material “ means source material, special nuclear material or by-product material; “source material,” “special nuclear material”, and “by-product material” have the meanings given them in the Atomic Energy Act 1954 or in any law amendatory thereof; “spent fuel” means any fuel element or fuel component, solid or liquid, which has been used or exposed to radiation in a nuclear reactor; “waste” means any waste material (1) containing by-product material and (2) resulting from the operation by any Person or organization of any nuclear facility included within the definition of nuclear facility under paragraph (a) or (b) thereof; “nuclear facility” means

(a) any nuclear reactor,

(b) any equipment or device designed or used for (1) separating the isotopes of uranium or plutonium, (2) processing or utilizing spent fuel, or (3) handling, processing or packaging waste,

(c) any equipment or device used for the processing, fabricating or alloying of special nuclear material if at any time the total amount of such material in the custody of the Insured at the premises where such equipment or device is located consists of or contains more than 25 grams of plutonium or uranium 233 or any combination thereof, or more than 250 grams of uranium 235,

(d) any structure, basin, excavation, premises or place prepared or used for the storage or disposal of waste,

and includes the site on which any of the foregoing is located, all operations conducted on such site and all premises used for such operations; “nuclear reactor” means any apparatus designed or used to sustain nuclear fission in a self supporting chain reaction or to contain a critical mass of fissionable material. With respect to injury to or destruction of property, the word “injury” or “destruction” includes all forms of radioactive contamination of property.

It is understood and agreed that, except as specifically provided in the foregoing to the contrary, this clause is subject to the terms, exclusions, conditions and limitations of the Policy to which it is attached.

* NOTE: As respects policies which afford liability coverages and other forms of coverage in addition, the words underlined should be amended to designate the liability coverage to which this clause is to apply.

17/3/60
NMA1256

Willis Limited B080141967P25	Page 40

CYBER RISKS ENDORSEMENT (D&O)

(for attachment to Directors’ and Officers’ forms)

Loss (which is otherwise covered by an Insuring Agreement and not specifically excluded by the Policy or any endorsement) due to a Cyber Act or Cyber Incident will be payable subject to all of the terms, conditions, warranties, endorsements, and exclusions of this Policy.

Definitions

●	Computer System means any computer, hardware, software, communications system, electronic device (including, but not limited to, smart phone, laptop, tablet, wearable device), server, cloud or microcontroller including any similar system or any configuration of the aforementioned and including any associated input, output, data storage device, networking equipment or back up facility, owned or operated by the Company 3 or any other party.

●	Cyber Act means an unauthorised, malicious or criminal act or series of related unauthorised, malicious or criminal acts, regardless of time and place, or the threat or hoax thereof involving access to, processing of, use of or operation of any Computer System.

●	Cyber Incident means:

i)	any error or omission or series of related errors or omissions involving access to, processing of, use of or operation of any Computer System; or

ii)	any partial or total unavailability or failure or series of related partial or total unavailability or failures to access, process, use or operate any Computer System.

LMA5477

13 November 2020

Willis Limited B080141967P25	Page 41

CYBER RISKS ENDORSEMENT (Civil Liability)

(For use with Financial Institution Wordings)

A Loss due to an actual or alleged Wrongful Act arising out of a Cyber Act or a Cyber Incident will be payable subject to all of the terms, conditions, warranties and exclusions of this Policy or endorsed hereon.

Definitions

●	Computer System means any computer, hardware, software, communications system, electronic device (including, but not limited to, smart phone, laptop, tablet, wearable device), server, cloud or microcontroller including any similar system or any configuration of the aforementioned and including any associated input, output, data storage device, networking equipment or back up facility, owned or operated by the Insured or any other party.

●	Cyber Act means an unauthorised, malicious or criminal act or series of related unauthorised, malicious or criminal acts, regardless of time and place, or the threat or hoax thereof involving access to, processing of, use of or operation of any Computer System

●	Cyber Incident means:

i)	any error or omission or series of related errors or omissions involving access to, processing of, use of or operation of any Computer System; or

ii)	any partial or total unavailability or failure or series of related partial or total unavailability or failures to access, process, use or operate any Computer System.

●	Loss (as defined in the Policy to which this endorsement is attached)

LMA5471
13 November 2020

Willis Limited B080141967P25	Page 42

U.S. TERRORISM RISK INSURANCE ACT OF 2002 AS AMENDED NEW & RENEWAL BUSINESS ENDORSEMENT

This Endorsement is issued in accordance with the terms and conditions of the “U.S. Terrorism Risk Insurance Act of 2002” as amended, as summarized in the disclosure notice.

In consideration of an additional premium of USD………………………………………… paid, it is hereby noted and agreed with effect from inception that the Terrorism exclusion to which this Insurance is subject, shall not apply to any “insured loss” directly resulting from any “act of terrorism” as defined in the “U.S. Terrorism Risk Insurance Act of 2002”, as amended (“TRIA”).

The coverage afforded by this Endorsement is only in respect of any “insured loss” of the type insured by this Insurance directly resulting from an “act of terrorism” as defined in TRIA. The coverage provided by this Endorsement shall expire at 12:00 midnight December 31, 2027, the date on which the TRIA Program is scheduled to terminate, or the expiry date of the policy whichever occurs first, and shall not cover any losses or events which arise after the earlier of these dates. The Terrorism exclusion, to which this Insurance is subject, applies in full force and effect to any other losses and any act or events that are not included in said definition of “act of terrorism”.

This Endorsement only affects the Terrorism exclusion to which this Insurance is subject. All other terms, conditions, insured coverage and exclusions of this Insurance including applicable limits and deductibles remain unchanged and apply in full force and effect to the coverage provided by this Insurance.

Furthermore the Underwriter(s) will not be liable for any amounts for which they are not responsible under the terms of TRIA (including subsequent action of Congress pursuant to the Act) due to the application of any clause which results in a cap on the Underwriter’s liability for payment for terrorism losses.

LMA5389
09 January 2020

Willis Limited B080141967P25	Page 43

U.S. TERRORISM RISK INSURANCE ACT OF 2002 AS AMENDED NOT PURCHASED CLAUSE

This Clause is issued in accordance with the terms and conditions of the “U.S. Terrorism Risk Insurance Act of 2002” as amended as summarized in the disclosure notice.

It is hereby noted that the Underwriters have made available coverage for “insured losses” directly resulting from an “act of terrorism” as defined in the “U.S. Terrorism Risk Insurance Act of 2002”, as amended (“TRIA”) and the Insured has declined or not confirmed to purchase this coverage.

This Insurance therefore affords no coverage for losses directly resulting from any “act of terrorism” as defined in TRIA except to the extent, if any, otherwise provided by this policy.

All other terms, conditions, insured coverage and exclusions of this Insurance including applicable limits and deductibles remain unchanged and apply in full force and effect to the coverage provided by this Insurance.

LMA5390
09 January 2020

Willis Limited B080141967P25	Page 44

PREMIUM PAYMENT CLAUSE

Notwithstanding any provision to the contrary within this contract or any endorsement hereto, in respect of non payment of premium only the following clause will apply.

The (Re)Insured undertakes that premium will be paid in full to (Re)Insurers within 60 days of inception of this contract (or, in respect of instalment premiums, when due).

If the premium due under this contract has not been so paid to (Re)Insurers by the 60th day from the inception of this contract (and, in respect of instalment premiums, by the date they are due) (Re)Insurers shall have the right to cancel this contract by notifying the (Re)Insured via the broker in writing. In the event of cancellation, premium is due to (Re)Insurers on a pro rata basis for the period that (Re)Insurers are on risk but the full contract premium shall be payable to (Re)Insurers in the event of a loss or occurrence prior to the date of termination which gives rise to a valid claim under this contract.

It is agreed that (Re)Insurers shall give not less than 15 days prior notice of cancellation to the (Re)Insured via the broker. If premium due is paid in full to (Re)Insurers before the notice period expires, notice of cancellation shall automatically be revoked. If not, the contract shall automatically terminate at the end of the notice period.

If any provision of this clause is found by any court or administrative body of competent jurisdiction to be invalid or unenforceable, such invalidity or unenforceability will not affect the other provisions of this clause which will remain in full force and effect.

30/09/08

LSW3001

All other terms and conditions remain unaltered.

Willis Limited B080141967P25	Page 45

SANCTIONS LIMITATION CLAUSE

No (re)insurer shall be deemed to provide cover and no (re)insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose that (re)insurer to any sanction, prohibition or restriction under United Nations’ resolutions or the trade or economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America.

LMA3100A

5 October 2023

Willis Limited B080141967P25	Page 46

abrdn ETFs

 1900 Market Street, Suite 200

Philadelphia, PA 19103

SECRETARY’S CERTIFICATE

The undersigned hereby certifies that she is the Secretary of abrdn ETFs, a Delaware statutory trust (the “Trust”), and further certifies that:

1.	The following is a true and correct extract from the minutes of a meeting of the Board of Trustees of the Trust (the “Board”) on the 10th day of March, 2025 and that such resolutions are in full force and effect:

Whereupon, upon motion duly made and seconded, the Board, including all of the Independent Trustees, unanimously adopted the following resolutions:

 Approval of Fidelity Bond

RESOLVED, that the Board of Trustees of the Trust, including a majority of the Trustees who are not “interested persons” of the Trust as defined in the Investment Company Act of 1940 (the “1940 Act”) (the “Independent Trustees”), hereby approves and ratifies the Trust’s fidelity bond issued by Pioneer Consortium for a one-year period from the date of effectiveness of such fidelity bond; and it is further

RESOLVED, that the Board finds the coverage provided by the bond in the aggregate amount of $2,075,000 is reasonable in form and amount after having given due consideration to all factors deemed relevant by the Board, including, but not limited to, (i) the expected value of the aggregate assets of the Trust to which any officer or employee of the Trust may have access, (ii) the type and terms of the arrangements made for the custody and safekeeping of such assets, and (iii) the nature of the securities in the Trust’s portfolios; and it is further

RESOLVED, that the Board, including the Independent Trustees, hereby determines that the annual premium of $9,000 (paid by the Trust’s Advisor) for the bond is fair and reasonable and that the annual premium be, and it hereby is, approved and ratified; and it is further

RESOLVED, that the appropriate officers of the Trust be, and each hereby is, authorized to increase the amount of the bond coverage from time to time, if necessary, to ensure adequate coverage based upon the value of the Trust’s assets and to enable the Trust to remain in compliance with the 1940 Act and the rules promulgated thereunder; and it is further

RESOLVED, that the Secretary of the Trust or his or her delegate be, and each hereby is, authorized to make all necessary filings and give all notices and information with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and it is further

RESOLVED, that all payments made and such other actions taken by the officers of the Trust, in the name and on behalf of the Trust, as was necessary or appropriate in connection with or in furtherance of the foregoing resolutions be, and hereby are, ratified.

2.	The period for which premiums have been paid with respect to the Bond is April 27, 2025 through April 27, 2026.

IN WITNESS WHEREOF, I have executed this Certificate as of September 12, 2025.

/s/ Megan Kennedy
Megan Kennedy
Secretary